UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2021
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated May 25, 2021, announcing the Company’s dividend and earnings report for the first quarter of 2021.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: May 26, 2021	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – First quarter 2021 – At a turning point –
Fleet value going up
Tuesday, May 25, 2021
highlights:
It is essential to understand the NAT strategy to formulate a view on what the future holds. This is commented upon later in this report.
1
Normally, a set-back in oil demand is followed by a forceful rebound. We are now at a positive turning point for the NAT vessels. Production of oil goes up following increased oil demand. The upward move in the price of oil,  in raw materials such as steel and copper has increased the value of our fleet by more than $100 million over the last few months. This  strengthens NAT which has an expansionary perspective.

2	We believe that the global economy is poised to enjoy a robust growth going forward. This is good for the NAT business.
3
As seen in the past, small events can turn the market in our favor. The closure of the Suez Canal a few days during the first quarter served as a reminder of how finely balanced the market is. One ship too many pushes freight rates lower and one ship too few does the opposite.

4
Despite OPEC oil production cuts during 1Q 2021, the average time charter equivalent (TCE) came in at $9,400 per day per ship - an improvement on the previous quarter that gave a TCE of $8,700 per day per ship. Except for one, all our ships are working  on short term contracts. An upswing in demand will immediately increase the NAT results. The operating costs per ship are about USD 8,000 per day.

5
the first quarter of 2021 produced a net loss of $25.0 million or an earning per share (EPS) of -$0.16. this compares to the previous quarter, that produced an EPS of -$0.19. Consequently, there was a small improvement in 1Q 2021 compared to 4Q 2020.

6
Payment of dividend is a priority for NAT. The dividend for 1Q2021 is 2 cents ($0.02) per share, payable on Friday June 18, 2021, to shareholders on record Friday June 4, 2021. This is our 95th consecutive quarterly dividend payment. When earnings improve, higher dividends can be expected.

7	The Founder, Chairman and CEO and his son Alexander are between them the second largest shareholder in the company.
8
Our industry network and close customer relationships with major oil companies and traders  are based on trust, fleet quality and on our people. The Quality of our fleet is proven by the technical  “vetting” - inspections  undertaken by those who lease the vessels. NAT has sound corporate governance principles. The Company has zero tolerance for corruption.

9	detailed financial information for the first quarter of 2021 and for other periods is included later in this report.

Our Fleet
Our fleet now consists of 25 (incl. 2 newbuildings) well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of crude oil each. We focus solely on the Suezmax market. We believe Suezmax vessels are more versatile and the one-million-barrel market offers more options in trading than the Very Large Crude Carriers (VLCC) with their two-million-barrel lifting capacity.
We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality and maintenance of our fleet.
The operations of our Suezmax fleet have not been materially affected by the Covid-19 pandemic. Main challenges have been related to crew changes and we are following guidance issued by health authorities and international shipping trade associations to safeguard our seafarers.
NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our existing fleet and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.
All our vessels are running on IMO compliant fuel.
Results for the first quarter 2021
For the first quarter 2021, the net loss was -$25.0 million or -$0.16 per share. This compares with a net loss of -$28.7 million and an EPS of -$0.19 per share in the fourth quarter if 2020. EBITDA (non-GAAP measure) came in at -$1.3 million for the first quarter 2021, compared to an EBITDA for the previous quarter of -$5.1 million.
For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.
Financing
Our Long Term Debt stood at $329.0 million, net of transaction costs, as of March 31, 2021.
Our fleet is financed through two financing arrangements;
1)
The total outstanding balance to CLMG/Beal Bank (including current portion of the debt), is $249.7 million as of March 31, 2021. Restricted cash of $4.0 million is related to deposits held for future Drydockings of our vessels, in accordance with our borrowing agreement.

2)	The total outstanding balance to Ocean Yield (including current portion of the debt) is $110.3 million as of March 31, 2021.
Current portion of long term debt is $16.8 million related CLMG/Beal Bank and $8.0 million is related to the Ocean Yield Financing. This is presented in our balance sheet with a total of $22.2 million net of transaction costs.
Our two newbuildings for delivery first half  2022 is financed with Ocean Yield. The financing agreement for up to 80% contains pre-delivery funding for the last two pre-delivery instalments for the newbuildings, if required.
During 1Q 2021 the Company issued 1,872,875 shares, with gross proceeds of $6.4 million under the $60 million ATM established October 16, 2020. At March 31, 2021, the Company had a total of 153,318,987 common shares outstanding.
For the first quarter of 2021 a cash dividend of 2 cents $ 0.02 per share has been declared. This is the 95th consecutive quarterly dividend payment.
Payment of the dividend will be on or about June 18, 2021, to shareholders of record on June 4, 2021.
Our dividend will always be a reflection of our cash earnings.

World Economy and the Tanker Market
What is good for the world economy and world trade is positive for the crude oil tanker business.
OPEC oil production cuts are easing from this month, as world oil inventories have decreased rapidly on the back of strong oil demand in the Far East and a cold winter in Europe & US. We believe this marks the turning point for the tanker market as oil producers around the world will start adding barrels to the market  in the coming months and years.
With all of the stimulus spending, potential infrastructure spending, continued quantitative easing, strong consumer and business balance sheets and euphoria around the potential end of the pandemic, we believe that the global economy has the potential to have a robust, multi-year growth. This is good for oil and tanker demand.
Historically, every set-back in world oil demand has been followed by a forceful rebound the following year. The above combined with a muted fleet growth bodes well for the years to come.
The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 546 vessels at March 31, 2021. 13 conventional Suezmax vessels was added to the world fleet during 1Q 2021 and 9 remaining to be delivered for the rest of 2021. We currently see 26 conventional Suezmax tankers for delivery in 2022, and 3 for delivery from the shipyards in 2023.
The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.
Corporate Governance/Conflict of Interests
It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.
Strategy Going Forward
The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies. Employment of our ships with major oil companies is a priority.
We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.
This strategy will be positive in a strong tanker market. In an improved market, higher dividends can be expected.
Our dividend policy should continue to enable us to achieve a competitive cash yield.
Our fleet of 25 (including newbuildings) more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.
* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Twelve Months Ended
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2020	Dec. 31, 2020
Amounts in USD '000

Net Voyage Revenue	18,811	16,293	86,179	233,530

Vessel Operating Expenses	(16,450)	(16,684)	(16,981)	(66,883)
General and Administrative Expenses	(3,664)	(4,888)	(4,483)	(17,586)
Depreciation Expenses	(17,077)	(17,042)	(17,084)	(67,834)
Operating Expenses	(37,191)	(38,614)	(38,548)	(152,303)
Net Operating Income (Loss)	(18,380)	(22,321)	47,631	81,227

Interest Income	0	0	92	96
Interest Expense	(6,678)	(6,526)	(8,404)	(31,481)
Other Financial Income (Expenses)	28	184	230	191
Total Other Expenses	(6,650)	(6,342)	(8,082)	(31,194)
Net Income (Loss)	(25,030)	(28,663)	39,549	50,033
Basic and Diluted Earnings (Loss) per Share	(0.16)	(0.19)	0.27	0.34
Weighted Average Number of Common Shares Outstanding	151,856,939	151,121,043	147,230,634	149,292,586
Common Shares Outstanding	153,318,987	151,446,112	147,230,634	151,446,112

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)	Mar. 31, 2021	Dec. 31, 2020
Amounts in USD '000

Cash and Cash Equivalents	38,329	57,847
Restricted Cash	3,991	4,223
Accounts Receivable, Net	7,595	6,349
Prepaid Expenses	6,828	5,477
Inventory	23,783	19,408
Voyages in Progress	7,251	4,644
Other Current Assets	1,809	1,574
Total current assets	89,586	99,522
Vessels, Net	844,476	861,342
Vessels under Construction	11,378	11,000
Other Non-Current Assets	3,948	2,483
Total Non-Current Assets	859,802	874,825
Total Assets	949,388	974,347

Accounts Payable	2,011	4,099
Accrued Voyage Expenses	11,154	5,254
Other Current Liabilities	6,953	8,232
Current Portion of Long Term Debt	22,183	22,094
Total Current liabilities	42,301	39,679
Long-Term Debt	329,064	334,615
Other Non-Current Liabilities	859	927
Total Non-current Liabilities	329,923	335,542
Shareholders' Equity	577,164	599,126
Total Liabilities and Shareholders' Equity	949,388	974,347

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Three Months Ended	Twelve Months Ended

	Mar. 31, 2021	Dec. 31, 2020
Amounts in USD '000

Net Cash Provided by Operating Activities	(14,643)	110,944

Investment in Vessels	(141)	(6,845)
Investment in Other Fixed Assets	(553)	(233)
Investment in Vessels under Construction	(378)	(11,000)
Proceeds from Sale of Investment Securities	0	602
Net Cash Used in Investing Activities	(1,072)	(17,476)

Proceeds from Issuance of Common Stock	6,188	20,713
Proceeds from Borrowing Activities	0	29,300
Repayments of Vessel Financing	(1,925)	(7,630)
Repayment of Borrowing Facility	(4,202)	(67,896)
Financing Transaction Costs	(1,100)	(320)
Dividends Distributed	(3,047)	(67,242)
Net Cash Used in Financing Activities	(4,086)	(93,075)

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	(19,801)	393
Effect of exchange rate changes on Cash	51	39
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	62,070	61,638
Cash, Cash Equivalents and Restricted Cash at End of Period	42,320	62,070
Cash and Cash Equivalents	38,329	57,847
Restricted Cash	3,991	4,223

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2020	Dec. 31, 2020
Voyage Revenue	47,999	43,841	132,145	354,619
Voyage Expense	(29,188)	(27,548)	(45,966)	(121,089)
Net Voyage Revenue (1)	18,811	16,293	86,179	233,530

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2020	Dec. 31, 2020
Net Income (Loss)	(25,030)	(28,663)	39,549	50,033
Interest Expense	6,678	6,526	8,404	31,481
Interest Income	0	0	(92)	(96)
Depreciation Expense	17,077	17,042	17,084	67,834
EBITDA (2)	(1,275)	(5,095)	64,945	149,252

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

NAT is a Bermuda based Company.

Contacts:

Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm